As filed with the Securities and Exchange Commission on August 29, 2003

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 In the Matter of                   CERTIFICATE
                Cinergy Corp., et al.                    OF
                 File No. 70-9319                   NOTIFICATION

                   (Public Utility Holding Company Act of 1935)

         Pursuant to the Commission's order dated March 1, 1999 (HCAR No. 26984) (the "March 1999 Order") granting and permitting to become effective the application-declaration as amended in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") and Cinergy Investments, Inc. ("Investments"), a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy, Cinergy provides the following information (any capitalized terms used but not defined herein having the respective meanings assigned thereto in the March 1999 Order):

     1. Financial statements as of and for the six months ended June 30, 2003 for Investments, Cinergy Global Resources, Inc. ("Global Resources"), Cinergy Technologies, Inc. ("Cinergy Technologies"), and CinTec LLC ("CinTec"), Delaware corporations or limited liability companies, as the case may be, and direct, wholly-owned subsidiaries of Cinergy, are filed as exhibits hereto, under a claim for confidential treatment pursuant to Rule 104(b) under the Act. The financial statements for each of these entities are unaudited and should be read in conjunction with the "Notes to Financial Statements", as presented in the 2002 Form 10-K and the June 30, 2003 Form 10-Q for Cinergy, to the extent that the information contained therein relates to Investments, Global Resources, Cinergy Technologies and CinTec.

     2. The following lists amounts invested by Investments, Cinergy Technologies and CinTec, during the calendar quarter ended June 30, 2003, in those of their subsidiaries that are "exempt telecommunications companies" as defined in section 34 of the Act ("ETCs").1 The ETC subsidiaries of Investments are Cinergy-Cadence, Inc., Cinergy Telecommunications Holding Company, Inc., Cinergy-Centrus, Inc., Cinergy-Centrus Communications, Inc. and Fiber Link, LLC. The ETC subsidiaries of Cinergy Technologies are Cinergy Ventures, LLC ("Ventures"), Cinergy e-Supply Network, LLC ("Cinergy e-Supply") and Cinergy Two, Inc. CinTec has one ETC subsidiary, eVent Resources Holdings LLC.

     Also included in the listing below are (1) amounts invested by Investments during the calendar quarter ended June 30, 2003 in its subsidiaries: (a) Cinergy Capital & Trading, Inc. ("Capital & Trading") (whose business consists of energy commodity marketing and trading, energy risk management and financial restructuring services, and which owns various EWGs and rule 58 subsidiaries, including Cinergy Canada, Inc.) and (b) 3036243 Nova Scotia Company, 1388368 Ontario Inc., and Vestar, Inc., all of which are engaged in, or were created to, support businesses, namely, energy commodity marketing, energy management and/or utility-related consulting services, conducted in the United States and/or Canada, in accordance with the Commission orders granted in File No. 70-9803 (see HCAR No. 27506, dated March 21, 2002 and HCAR No. 27393, dated May 4,
2001)) and (2) amounts invested by CinTec during the calendar quarter ended June 30, 2003 in its subsidiary, CinTec I LLC (whose business consists of investing in energy/power generation and telecommunications technology opportunities).

     a. Investments made approximately $0.2 million in additional investments in Cinergy-Cadence, Inc. Investments made no additional investments in any of its other ETC subsidiaries.

     b. Cinergy Technologies made approximately $0.3 million in additional investments in Ventures. Cinergy Technologies made no additional investments in any of its other ETC subsidiaries.

     c.   CinTec made no additional investments in eVent Resources Holdings LLC.

     d. Investments made no additional investments in its subsidiary, Capital & Trading, excluding any investment made in Cinergy Canada, Inc., which is separately reported below.

     e. Investments made no additional investments in its subsidiary, Solutions Holding, excluding any investments made in 1388368 Ontario Inc., 3036243 Nova Scotia Company and Vestar, Inc., all of which are separately reported below.

     f. Investments made no additional investments in its subsidiaries, Cinergy Canada, Inc., 1388368 Ontario, Inc., 3036243 Nova Scotia Company and Vestar, Inc.

     g. CinTec made approximately $0.4 million in additional investments in its subsidiary, CinTec I LLC.

     3. The following provides information concerning the nature and extent of services provided by Intermediate Parents (as the term is used in the March 1999 Order), during the calendar quarter ended June 30, 2003, which identifies the customer company, the service and the charge, as well as the transfer pricing therefore (i.e., whether the charge was computed at cost, market or pursuant to another method).

     a) Cinergy Global Resources a.s., an indirect, wholly-owned subsidiary of Global Resources, organized under the laws of the Czech Republic, provided the following services to certain associate project companies located in the Czech Republic, each of which is a FUCO (identified below):

     i. Intermediation with financial institutions to obtain financing by project companies;

     ii.  Currency and interest rate risk management;

     iii. Consulting services in the area of financial and operational management of project companies; and

     iv.  Re-engineering studies and implementation.

The fees charged for these services are on an hourly basis determined by the amount of work performed by Cinergy Global Resources a.s. personnel for project companies.

The project companies served and the fees charged for the calendar quarter ended June 30, 2003 are as follows:

----------------------------------------------------- -- -----------------------
CZECHPOL ENERGY spol, s.r.o.                           $    92,593
----------------------------------------------------- -- -----------------------

     b) Cinergy Global Power Services Limited ("CGPS"), an indirect, wholly-owned subsidiary of Global Resources organized under the laws of the United Kingdom, provided the following services to the associate project company (a Zambian FUCO) identified below:

     i. Consulting services in the area of management of project companies and ongoing business development; and

     ii.  Re-engineering and restructuring services.

The fee charged for these services is a flat, quarterly fee, which was established according to a management agreement between CGPS and its partners in the project.

The project company served and the fee charged for the calendar quarter ended June 30, 2003 are as follows:

------------------------------------------------------------ -- ----------------
Copperbelt Energy Corporation PLC                              $127,500
------------------------------------------------------------ -- ----------------

     4. The following provides information concerning the formation and capitalization of any new Intermediate Parents and/or Nonutility Companies during the calendar quarter ended June 30, 2003.

     During the calendar quarter ended June 30, 2003, the following Intermediate Parents and/or Nonutility Companies were formed or acquired:
Cinergy Climate Change Investments, LLC, a Delaware limited liability company. This entity was formed, with a nominal capitalization, as an indirect wholly-owned subsidiary of Cinergy in order to hold Cinergy's proposed minority investment in PowerTree Carbon Co. LLC.2

     5. The following provides information concerning any loans made by Cinergy Intermediate Parents and/or Nonutility Companies to associate Intermediate Parents and/or Nonutility Companies, during the calendar quarter ended June 30, 2003, that are not exempt under rule 52(b), as well as the issuance of any securities, that are not exempt under rule 52(b), by Intermediate Parents and/or Nonutility Companies during the calendar quarter ended June 30, 2003.

     No such loans were made or securities issued.

     6. The following provides information concerning the completion of any consolidation or reorganization of Cinergy's ownership interest in Intermediate Parents and/or Nonutility Companies during the calendar quarter ended June 30, 2003, including the identity of the companies involved and their lines of business and corporate structure, both before and after the consolidation or reorganization.

     No such consolidation or reorganization was effected during the calendar quarter ended June 30, 2003.



                              S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         August 29, 2003

                                                      CINERGY SERVICES, INC.


                                                      By: /s/ Wendy L. Aumiller
                                                              Wendy L. Aumiller
                                                              Treasurer

--------
1 Investment information with respect to Cinergy's direct or indirect investments in various other nonutility businesses -- namely, (1) energy-related companies as defined in rule 58 under the Act ("rule 58 companies"), (2) exempt wholesale generators as defined in section 32 of the Act ("EWGs") and foreign utility companies as defined in section 33 of the Act ("FUCOs"), including EWG/FUCO project parent companies, and (3) infrastructure services companies ("IS subsidiaries") (i.e., nonutility subsidiaries engaged in the business of marketing certain infrastructure services), as defined in the Commission's order to Cinergy, dated October 23, 2002, in File No. 70-10015 (HCAR No. 27581) -- is provided in Cinergy's quarterly reports on Form U-9C-3 (with respect to rule 58 companies), quarterly certificates filed in File No. 70-9577 (with respect to EWGs, FUCOs and EWG/FUCO project parent companies) and semi-annual certificates filed in File No 70-10015 (with respect to IS subsidiaries).

2 See Cinergy's pending Form U-1 Application or Declaration in File No. 70-10134
 (HCAR No. 27699, July 21, 2003).